UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intercept Pharmaceuticals, Inc.

File No. 333-183706 - CF#28738

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Intercept Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 4, 2012, as amended.

Based on representations by Intercept Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through August 9, 2015
Exhibit 10.11.1	through August 9, 2015
Exhibit 10.11.2	through August 9, 2015
Exhibit 10.12	through August 9, 2014
Exhibit 10.14.1	through August 9, 2015
Exhibit 10.14.2	through August 9, 2015
Exhibit 10.16.1	through August 9, 2015
Exhibit 10.16.2	through August 9, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director